UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2016

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Núcleo Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name:	Luiz Carlos Angelotti
e-mail:	diretoria.executiva@bradesco.com.br
telephone	number: (55 11) 3681-4011

Investor Relations Contact

name:	Carlos Wagner Firetti
e-mail:	investidores@bradesco.com.br
telephone number: (55 11) 2194-0921

Newspapers (and locality) in which corporate acts are published

Diário Oficial do Estado de São Paulo and Valor Econômico, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on Dec. 31, 2015

Event

Date

Sending to BM&FBOVESPA (Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin-American Market) and making available to shareholders (Website).

Jan. 28, 2016

Publication

Feb. 5, 2016

Standard Financial Statements, related to the fiscal year ended on Dec. 31, 2015

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	Jan. 28, 2016

Financial Statements in accordance with IFRS, related to the fiscal year ended on Dec. 31, 2015

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	Mar. 7, 2016

September 30, 2016	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2016

.2.

Form 20-F related to the fiscal year ended on Dec. 31, 2015

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	Apr. 15, 2016

Cash Proceeds in the allocation of results related to the fiscal year 2015 (ratified in the Annual Shareholders’ Meeting of 2016)
Cash Proceeds	Event/ Record Date	Amount in R$ (million)	Value in R$/Share			Payment Date
				Common Shares	Preferred Shares
Montlhy Interest on Shareholders’ Equity	1st business day of each month	1,069.0	until March/2015(1)			1st business day of the following month
			Gross	0.018817992	0.020699791
			Net	0.015995293	0.017594822
			as of April/2015(1)
			Gross	0.017249826	0.018974809
			Net	0.014662352	0.016128588
Intermediary Dividends – 1st half/2015	Special Meeting of the Board of Directors June 22, 2015	912.0	Gross(2)	0.172629101	0.189892011	July 17, 2015
Complementary Interest on Shareholders’ Equity of the year 2015	Special Meeting of the Board of Directors December 16, 2015	4,054.2	Gross	0.767706865	0.844477552	March 1, 2016
			Net	0.652550835	0.717805919

(1)             from the interest on shareholders’ equity regarding the month of April 2015 on, the unit values were increased in 10%, considering the approval by the Central Bank of Brazil of the resolution relative to the bonus stock approved at the Special Shareholders’ Meeting held on March 10, 2015 (2 new shares for each 10 shares of same the type held);

(2)            there was no Withholding Income Tax.

Reference Form related to the current fiscal year

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	May 31, 2016

September 30, 2016	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2016

.3.

Financial Statements and Consolidated Financial Statements, related to the semester ended on June 30, 2016

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	Jul. 28, 2016
Publication	Aug. 17, 2016

Disclosure of Results

Event

Date

Annual/2015

Jan. 28, 2016
Relating to 1st quarter/2016	Apr. 28, 2016
Relating to 2nd quarter/2016	Jul. 28, 2016
Relating to 3rd quarter/2016	Nov. 10, 2016

Quarterly Report – ITR

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)

Relating to 1st quarter/2016	Apr. 28, 2016
Relating to 2nd quarter/2016	Jul. 28, 2016
Relating to 3rd quarter/2016	Nov. 10, 2016

Quarterly Consolidated Financial Statements in English

Event

Date

Sending to SEC, NYSE, LATIBEX and making available to shareholders (Website)

Relating to 1st quarter/2016	Apr. 28, 2016
Relating to 2nd quarter/2016	Jul. 28, 2016
Relating to 3rd quarter/2016	Nov. 10, 2016

Quiet Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2015	Jan. 13 to Jan. 27, 2016
Relating to 1st quarter/2016	Apr. 13 to Apr. 27, 2016
Relating to 2nd quarter/2016	Jul. 13 to Jul. 27, 2016
Relating to 3rd quarter/2016	Oct. 26 to Nov. 9, 2016

September 30, 2016	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2016

.4.

Public Meeting with Analysts and Investors
Event: Public Meeting with Analysts and investors, open to other interested parties

Date / Time / Place

Aug. 23, 2016 (Tuesday) - Porto Alegre, RS

Beggining of registration: 6 p.m. - Beggining of presentations: 6:30 p.m. - End: 8:30 p.m.

(APIMEC) Hotel Deville Prime Porto Alegre – Avenida dos Estados Unidos, 1.909

Nov. 3, 2016 (Thursday) - Brasília, DF

Beggining of registration: 6:30 p.m. - Beggining of presentations: 7 p.m. - End: 9 p.m.

(APIMEC) Hotel Royal Tulip Brasília Alvorada - SHTN, Bloco C, s/n, SEN Trecho 1 Conj. 1 - Asa Norte

Nov. 7, 2016 (Monday) - Belo Horizonte, MG

Beggining of registration: 6:30 p.m. - Beggining of presentations: 7 p.m. - End: 9 p.m.

(APIMEC) Ouro Minas Palace Hotel - Avenida Cristiano Machado, 4.001, Ipiranga

Nov. 22, 2016 (Tuesday) - Rio de Janeiro, RJ

Beggining of registration: 2 p.m. - Beggining of presentations: 3 p.m. - End: 6 p.m.

(APIMEC) Windsor Atlântica Hotel - Avenida Atlântica, 1.020, Copacabana

Nov. 24, 2016 (Thursday) - São Paulo, SP Beggining of registration: 2 p.m. - Beggining of presentations: 3 p.m. - End: 6 p.m. (APIMEC) Renaissance São Paulo Hotel - Alameda Santos, 2.233, Jardins

Special and Annual Shareholders’ Meetings already established

Event

Date

Special and Annual Shareholders’ Meetings

Sending the Call Notices and the Board of Directors’ Proposals to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX, including information required by Instructions CVM # 480 and 481, as of Dec. 7, 2009 and Dec. 17, 2009.

Feb. 3, 2016
	Publication of Call Notices	Feb. 4, 5 and 6, 2016
	Date of the Special and Annual Shareholders’ Meetings to be held	Mar. 10, 2016
Sending the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA and CVM	Mar. 21, 2016

Special and Annual Shareholders’ Meetings

Sending the Call Notice and the Board of Directors’ Proposals to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX, including information required by Instructions CVM # 480 and 481, as of Dec. 7, 2009 and Dec. 17, 2009.

Sep. 5, 2016
	Publication of Call Notice	Diário Oficial do Estado de São Paulo	Sep. 6, 7 and 9, 2016
		Valor Econômico	Sep. 6, 8 and 9, 2016
	Date of the Special Shareholders’ Meeting to be held	Oct. 7, 2016
Sending the main resolutions of the Special Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Special Shareholders’ Meeting to BM&FBOVESPA and CVM	Oct. 19, 2016

September 30, 2016	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2016

.5.

Board of Directors/Board of Executive Officers’ Meetings already established

Event

Date

Intermediary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting to resolve on proposal, to be submitted to the Board of Directors, for the payment of dividends and/or intermediary interest on shareholders’ equity	Jun. 14, 2016
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	Jun. 22, 2016
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

Complementary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting to resolve on proposal, to be submitted to the Board of Directors, for the payment of dividends and/or complementary interest on shareholders’ equity	Dec. 8, 2016
Sending the respective Material Fact to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	Dec. 21, 2016
Sending information on the respective Material Fact to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

September 30, 2016	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2016

.6.

Notices to the Market regarding the Monthly Interest on Shareholders’ Equity in conformity with the System for Monthly Payment to Shareholders

Reference Month	Declaration Date and Record Date of Right	“Ex-Right” Date	Payment Date

Notice

Date
January	Jan. 4, 2016	Jan. 5, 2016	Feb. 1, 2016	Dec. 18, 2015
February	Feb. 1, 2016	Feb. 2, 2016	Mar. 1, 2016	Jan. 15, 2016
March	Mar. 1, 2016	Mar. 2, 2016	Apr. 1, 2016	Feb. 15, 2016
April	Apr. 1, 2016	Apr. 4, 2016	May 2, 2016	Mar. 17, 2016
May	May 2, 2016	May 3, 2016	Jun. 1, 2016	Apr. 15, 2016
June	Jun. 1, 2016	Jun. 2, 2016	Jul. 1, 2016	May 17, 2016
July	Jul. 1, 2016	Jul. 4, 2016	Aug. 1, 2016	Jun. 16, 2016
August	Aug. 1, 2016	Aug. 2, 2016	Sep. 1, 2016	Jul. 15, 2016
September	Sep. 1, 2016	Sep. 2, 2016	Oct. 3, 2016	Aug. 17, 2016
October	Oct. 3, 2016	Oct. 4, 2016	Nov. 1, 2016	Sep. 16, 2016
November	Nov. 1, 2016	Nov. 3, 2016	Dec. 1, 2016	Oct. 17, 2016
December	Dec. 1, 2016	Dec. 2, 2016	Jan. 2, 2017	Nov. 16, 2016
Type of Share		Per Share
		Gross	Net
Common Share		R$0.017249826	R$0.014662352
Preferred Share		R$0.018974809	R$0.016128588

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

September 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.